Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259733

PROSPECTUS SUPPLEMENT NO. 4

(to Prospectus dated September 30, 2021)

SPIRE GLOBAL, INC.

61,883,713 Shares of Class A Common Stock

6,600,000 Warrants to Purchase Class A Common Stock

18,099,992 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement amends and supplements the prospectus dated September 30, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-259733).

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 16, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock is traded on NYSE under the symbol “SPIR.” Our public warrants are traded on the NYSE under the symbol “SPIR.WS” and, after resale, our private placement warrants will also trade under the same ticker symbol as the public warrants. On November 15, 2021, the last quoted sale price for our Class A common stock as reported on NYSE was $5.40 and the last reported sale price of our public warrants was $1.09.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 10 of the Prospectus.

You should rely only on the information contained in the Prospectus and this prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 16, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 15, 2021

SPIRE GLOBAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39493	85-1276957
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8000 Towers Crescent Drive Suite 1100 Vienna, Virginia	22182
(Address of principal executive offices)	(Zip code)

(202) 301-5127

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting materials pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SPIR	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	SPIR.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of New Director

On November 15, 2021, the board of directors (the “Board”) of Spire Global, Inc., a Delaware corporation (f/k/a NavSight Holdings, Inc., a Delaware corporation and the predecessor company) (the “Company”) appointed Dirk Hoke to the Board as a Class III director, effective immediately. It has not yet been determined on which committees of the Board Mr. Hoke will serve.

Mr. Hoke was most recently Chief Executive Officer of the Airbus Defence and Space division of Airbus SE and served as a member of the Airbus Executive Committee. Before joining Airbus, he worked at Siemens AG, where he held various executive-level positions including General Manager for the Transrapid Propulsion and Power Supply Subdivision, President of Siemens Transportation Systems China, the first Chief Executive Officer of Siemens Africa and the Division Chief Executive Officer of Industrial Solutions in Germany. He holds a degree in Mechanical Engineering from the Technical University of Brunswick, Germany and is an Alumni of the Young Global Leader Program of the World Economic Forum.

Mr. Hoke will participate in the Company’s Outside Director Compensation Policy, as described in the Company’s prospectus filed with the Securities and Exchange Commission on July 22, 2021. In addition, Mr. Hoke will execute the Company’s standard form of indemnification agreement.

Mr. Hoke has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, nor are any such transactions currently proposed. There are no arrangements or understandings between Mr. Hoke and any other persons pursuant to which Mr. Hoke was appointed to the Board.

A copy of the news release issued by the Company on November 16, 2021 announcing Mr. Hoke’s appointment is attached hereto as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	News release of Spire Global dated November 16, 2021 announcing the appointment of Dirk Hoke to the Company’s board of directors.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 16, 2021

SPIRE GLOBAL, INC.

By:	/s/ Peter Platzer
Name:	Peter Platzer
Title:	Chief Executive Officer

Exhibit 99.1

DIRK HOKE JOINS BOARD OF DIRECTORS OF SPIRE GLOBAL, INC.

Former Chief Executive Officer of the Airbus Defence and Space Division

to Add Global Expertise to the Company’s Board

VIENNA, VA—(BUSINESS WIRE)— Spire Global, Inc. (NYSE: SPIR) (“Spire” or “the Company”), a leading global provider of space-based data, analytics, and space services today announced that it has appointed Dirk Hoke to the Company’s board of directors. In his role, Mr. Hoke will work with Spire’s leadership team to help drive adoption of the Company’s solutions globally to key industry and government partners.

“It is exceptionally rare to come across someone like Dirk, who is so well-versed in the applications of space, the scaling of software solutions, and who has a rich network in the government and defense arenas, in Europe as well as around the globe,” said Peter Platzer, Spire’s Chief Executive Officer. “The experience he brings with him will surely help Spire navigate the next phase of our global growth, not just in the defense industry, but in all industries that can benefit from using Spire to deploy their own applications and sensors into space quickly and efficiently. I am incredibly pleased to welcome him to Spire’s board of directors.”

Mr. Hoke’s career spans 25 years and five continents in various industries, often focusing on digitalization. He was most recently Chief Executive Officer of the Airbus Defence and Space division of Airbus SE and served as a member of the Airbus Executive Committee. Before joining Airbus, he worked at Siemens AG, where he held various executive-level positions including General Manager for the Transrapid Propulsion and Power Supply Subdivision, President of Siemens Transportation Systems China, the first Chief Executive Officer of Siemens Africa and the Division Chief Executive Officer of Industrial Solutions in Germany. He holds a degree in Mechanical Engineering from the Technical University of Brunswick, Germany and is an Alumni of the Young Global Leader Program of the World Economic Forum.

“Spire is a company at the leading edge of the new space economy, bringing unique data solutions to governments and companies to solve some of their greatest challenges, particularly those associated with climate change and moving towards net zero emissions,” said Mr. Hoke. “I’m looking forward to working with the company’s management team to expand Spire’s reach across industry and geography, identifying new use cases for the company’s space-based data solutions.”

About Spire Global, Inc.

Spire is a leading global provider of space-based data, analytics, and space services, offering access to unique datasets and powerful insights about Earth from the ultimate vantage point so that organizations can make decisions with confidence, accuracy, and speed. Spire uses one of the world’s largest multi-purpose satellite constellations to source hard to acquire, valuable data and enriches it with predictive solutions. Spire then provides this data as a subscription to organizations around the world so they can improve business operations, decrease their environmental footprint, deploy resources for growth and competitive advantage, and mitigate risk. Spire gives commercial and government organizations the competitive advantage they seek to innovate and solve some of the world’s toughest problems with insights from space. Spire has offices in San Francisco, Boulder, Washington DC, Glasgow, Luxembourg, and Singapore. To learn more, visit http://www.spire.com.

Safe Habor Statement

The forward-looking statements included in this press release, including the quotations of Spire’s Chief Executive Officer and newly appointed director regarding Spire’s global growth and expansion, reflect Spire’s best judgment based on factors currently known and involve risks and uncertainties. These risks and uncertainties include, but are not limited to, potential disruption of customer purchase decisions resulting from global economic conditions including from an economic downturn or recession in the United States or in other countries around the world; relative growth of its Annual Recurring Revenue (ARR) and revenue; the risk that the proposed acquisition of exactEarth Ltd. does not close; the failure of the Spire and exactEarth businesses (including personnel) to be integrated successfully after closing; the risk that revenue and adjusted EBITDA accretion or the expansion of Spire’s customer count, ARR, product offerings and solutions will not be realized or realized to the extent anticipated; the ability to maintain the listing of Spire’s securities on the New York Stock Exchange; the ability to address the market opportunity for Space-as-a-Service; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive space data analytics industries; developments in and the duration of the COVID-19 pandemic and the resulting impact on Spire’s business and operations, and the business of its customers and partners, including the economic impact of safety measures to mitigate the impacts of COVID-19; Spire’s potential inability to manage effectively any growth it experiences; Spire’s ability or inability to develop new products and services, and other risks detailed in periodic reports Spire has filed with the Securities and Exchange Commission (“SEC”), including Spire’s Proxy Statement/Prospectus/Information Statement, which was filed with the SEC on July 22, 2021 and Spire’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, which was filed with the SEC on November 10, 2021. Significant variation from the assumptions underlying Spire’s forward-looking statements could cause its actual results to vary, and the impact could be significant. All forward-looking statements in this press release are based on information available to Spire as of the date hereof. Spire undertakes no obligation, and does not intend, to update the information contained in this press release, except as required by law.

Contacts:

Media:

Janine Kromhout

janine.kromhout@spire.com

(650) 269-1417

Investors:

Hillary Yaffe

hillary.yaffe@spire.com

(917) 764-4297